[Letterhead of Sutherland Asbill & Brennan LLP]

August 18, 2015

VIA EDGAR

Ms. Mary A. Cole, Esq.

Ms. Sheila Stout

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newtek Business Services Corp.

Pre-Effective Amendment No. 1 Registration Statement on Form N-2

Filed on August 13, 2015 (File No. 333-204915)

Dear Ms. Cole and Ms. Stout:

On behalf of Newtek Business Services Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on August 18, 2015, with respect to Pre-Effective Amendment No. 1 to the Company’s shelf registration statement on Form N-2 (File No. 333-204915), filed with the Commission on August 13, 2015 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	Please file an updated audit report for the Senior Securities table.

Response: The Company respectfully refers the Staff to Exhibit n.4 of the Registration Statement filed on August 13, 2015 for an updated audit report for the Senior Securities table dated August 13, 2015.

2.	In your response, confirm that the financial statements of all wholly owned and all substantially owned subsidiaries are consolidated with the financial statements of the Company.

Response: The Company confirms that the financial statements of all wholly owned and all substantially owned subsidiaries that are “investment companies” within the meaning of the 1940 Act are consolidated with the financial statements of the Company. The Company informs that Staff that it has evaluated the set of fundamental and typical criteria to evaluate whether such entities are investment companies under the 1940 Act, including the guidance described in Accounting Standards Codification 946, Financial Services—Investment Companies, (‘‘ASC 946’’) and ASU 2013-08, as it modifies the approach to determine the scope of the guidance of ASC 946.

Ms. Mary A. Cole, Esq.

Ms. Sheila Stout

August 13, 2015

3.	The Consolidated Schedule of Portfolio Companies on page 161 includes a section for Affiliated Investments. Ensure the presentation of the categories is consistent with the presentation in the Consolidated Schedule of Investments, which must comply with the requirements of Regulation S-X 12-14. It appears the investments currently listed as “Affiliated Investments” may need to be listed as “Controlled Investments.” Please explain to the Staff in correspondence the structure of the investments that are listed as wholly owned, e.g. Automated Merchant Services, Inc., Business Connect, LLC, CCC Real Estate Holdings Co., CDS Business Services, Inc., etc. Are these portfolio companies wholly owned or substantially owned? If either, please explain why they are not consolidated. Do any of these entities operate as an extension of the Company?

Response: The Company advises the Staff on a supplemental basis that its majority-owned subsidiaries (i.e. the Controlled Portfolio Companies) will not be consolidated with the Company and will be treated as portfolio companies since they do not meet the requirements to be treated as “investment companies” under the 1940 Act. The Company also confirms to the Staff that it has evaluated the set of fundamental and typical criteria to evaluate whether such entities are investment companies under the 1940 Act, including the guidance described in ASC 946 and ASU 2013-08, as it modifies the approach to determine the scope of the guidance of ASC 946.

As a result, each Controlled Portfolio Company, and the fair value thereof as determined pursuant to Accounting Standard Codification Topic 820 Fair Value Measurements and Disclosures (“ASC 820”), will be included in the Company’s Schedule of Investments. The Company confirms to the Staff that these entities are operating businesses and are not an extension of the Company. These entities do not provide investment services or make investments.

4.	Please provide the required Tandy representations to the Staff.

Response: Pursuant to the Staff’s request, in connection with the Staff’s review of the Company’s Registration Statement, the Company hereby acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

·	SEC staff comments or changes to disclosure in response to SEC staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Registration Statement; and

·	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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Ms. Mary A. Cole, Esq.

Ms. Sheila Stout

August 13, 2015

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Cynthia Krus at (202) 383-0218.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

Cc:	Barry Sloane, Newtek Business Services Corp.

Michael Schwartz, Newtek Business Services Corp.

Cynthia Krus, Sutherland Asbill & Brennan LLP